SECL 06005079 .SSION
20549

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SEC FILE NUMBER
8 - 18396

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bacher & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 B Cay Harbor
(No. and Street)

Key Largo (City) Florida (State) 33037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fred Bacher (305) 367-4400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Fred Bacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bacher & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
2-28-06

K.E. MEAD
MY COMMISSION # DD 512501
EXPIRES: February 18, 2010
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bacher & Co., Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2005

BACHER & CO., INC.

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Stockholder
Bacher & Co., Inc.

We have audited the accompanying statement of financial condition of Bacher & Co., Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bacher & Co., Inc. as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 21, 2006

BACHER & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 319
Securities owned	1,031,153
Accrued income	24,118
Equipment and furnishings, net	29,614
Total	$1,085,204

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities - accrued expenses	$ 4,413
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	660,110
Retained earnings	419,681
Total stockholder's equity	1,080,791
Total	$1,085,204

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenue:	
Commissions	$229,265
Net dealer inventory and investment gains	145,864
Interest and dividends	12,426
Total	387,555
Expenses:	
Communications	14,519
Promotional costs	54,636
Occupancy	23,156
Depreciation	10,394
Regulatory	1,590
Insurance	4,172
Other operating expenses	10,582
Total	119,049
Net income	$268,506

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2005	1,000	$1,000	$660,110	$277,583	$ 938,693
Stockholder's distributions				(126,408)	(126,408)
Net income				268,506	268,506
Balance, December 31, 2005	1,000	$1,000	$660,110	$419,681	$1,080,791

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net income	$268,506
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,394
Changes in operating assets and liabilities:	
Securities owned	(193,112)
Accrued income	33,687
Accrued expenses	4,413
Net cash provided by operating activities	123,888
Investing activities - capital expenditures	(1,646)
Financing activities - stockholder's distributions	(126,408)
Net decrease in cash	(4,166)
Cash, beginning of year	4,485
Cash, end of year	$ 319

See Notes to Financial Statements.

BACHER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

Bacher & Co., Inc. was incorporated on December 11, 2000 and was capitalized and began operations on January 1, 2001 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and as a member of the National Association of Securities Dealers, Inc.

The Company has a cancelable agreement with Bear Stearns Securities Corp. (the "Clearing Broker") to clear security transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Substantially all of the Company's commission income is derived from purchases and sales of securities on behalf of related parties.

During 2005, the Company discontinued engaging in proprietary trading activities.

Note 2 - Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission income and expenses are recorded on a settlement date basis and adjusted to a trade date basis when there is a material difference between the settlement date and trade date basis.

Investments in marketable securities are valued at market. Securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are recorded in earnings currently.

Equipment and furnishings:

Equipment and furnishings are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for both Federal and state income tax purposes. In general, corporate income or loss of an "S" Corporation is allocated to the stockholders for inclusion in their personal income tax returns. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes.

Note 3 - Securities owned:

Marketable securities owned consist of corporate stocks that are traded and have a market value at December 31, 2005 of $949,613. In addition, the Company owns some securities that are not readily marketable since they cannot be publicly offered or sold unless registration of the shares has been effected under the Securities Act of 1933. At December 31, 2005, these securities are carried at estimated fair value and consist of the following:

	Amount
Equities	$52,770
Warrants	28,770
Total	$81,540

Note 4 - Equipment and furnishings:

Equipment and furnishings consist of the following:

	Range of Estimated Useful Lives	Amount
Furnishings and fixtures	7 years	$36,988
Computer equipment	5 years	24,895
		61,883
Less accumulated depreciation		32,269
Total		$29,614

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. In November, 2005, as the Company discontinued engaging in proprietary trading activities, the Company's minimum net capital requirement was reduced from $100,000 to $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). At December 31, 2005, the Company had net capital of $791,219, which was $786,219 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1.

Note 6 - Financial instruments with off-balance sheet risk and concentrations of credit risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2005 were not material.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Subsequent event:

During January 2006, the Company distributed to its stockholder certain investments having a fair market value of approximately $487,000 as of the date of distribution.

BACHER & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:		
Total stockholder's equity		$1,080,791
Deduct nonallowable assets:		
Equipment and furnishings, net	$ 29,614	
Nonmarketable securities	81,540	111,154
Net capital before haircuts on securities positions		969,637
Haircuts on securities positions:		
Other securities	142,442	
Undue concentration	35,976	178,418
Net capital		$ 791,219
Aggregate indebtedness		$ 4,413
Computation of basic net capital requirements:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)		$ 5,000
Excess of net capital over $5,000 minimum net capital		$ 786,219
Excess net capital at 1,000%		$ 790,778
Ratio of aggregate indebtedness to net capital		.01 to 1

There were no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions℠

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Stockholder
Bacher & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Bacher & Co., Inc. (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 21, 2006